Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,		Years Ended December 31,
(Amounts in millions of euros)	2012	2011	2011	2010	2009	2008	2007
	(unaudited)				(unaudited)
Net income	8,313	9,986	12,276	10,571	8,447	10,590	13,181
Income tax expenses	10,494	10,952	14,073	10,228	7,751	14,146	13,575
Non-controlling interests	110	211	305	236	182	363	354
Equity in income of affiliates (in excess of)/ less than dividends received	92	(157)	(107)	(470)	(378)	(311)	(821)
Interest expensed	413	505	619	416	450	779	1,547
Estimate of the interest within rental expense	161	151	215	202	204	142	128
Amortization of capitalized interest	133	147	201	239	129	115	108

Total	19,716	21,795	27,582	21,422	16,785	25,824	28,072

Interest expensed	413	505	619	416	450	779	1,547
Capitalized interest	184	120	176	118	141	317	321
Estimate of the interest within rental expense	161	151	215	202	204	142	128
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Fixed charges	758	776	1,010	736	795	1,238	1,996

Ratio of earnings to fixed charges	26.01	28.09	27.31	29.11	21.11	20.86	14.06